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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13G/A


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                             (AMENDMENT NO. 10) (1)


                               JO-ANN STORES, INC.
                                (NAME OF ISSUER)


                    CLASS A COMMON SHARES, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    47758P109
                                 (CUSIP NUMBER)

                                  JUNE 30, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                               [ ] Rule 13d - 1(b)
                               [ ] Rule 13d - 1(c)
                               [X] Rule 13d - 1(d)



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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued of Following Pages)
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                                                                    SCHEDULE 13G


CUSIP No.          47758P109          13G/A                   Page 2 of 5 Pages


1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    MRS. ALMA ZIMMERMAN

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [ ]

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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES OF AMERICA

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5   SOLE VOTING POWER
                                                                        276,655*

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6   SHARED VOTING POWER
                                                                             -0-

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7   SOLE DISPOSITIVE POWER
                                                                        275,678*

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8   SHARED DISPOSITIVE POWER
                                                                             -0-

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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         276,655

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                            2.9%

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12  TYPE OF REPORTING PERSON                                                  IN

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*   Includes 2,741 and 213 shares held, respectively, through the Company stock and PAYSOP funds of the Jo-Ann Stores, Inc. Savings Plan 401(k) ("Savings Plan") as of June 30, 2001, with regard to which Mrs. Zimmerman has sole voting control. Mrs. Zimmerman does not have dispositive control with regard to 764 shares held in Company stock under the Savings Plan and the 213 shares held in the PAYSOP fund.
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                                 SCHEDULE 13G/A


Item 1(a).  Name of Issuer: Jo-Ann Stores, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5555 Darrow Road
            Hudson, Ohio 44236

Item 2(a).  Name of Person Filing: Mrs. Alma Zimmerman

Item 2(b).  Address of Principal Business Office or, if None,
            Residence:

            5555 Darrow Road
            Hudson, Ohio 44236

Item 2(c).  Citizenship: United States of America

Item 2(d). Title of Class of Securities: Class A Common Shares, without par value

Item 2(e).  CUSIP Number: 47758P109

Item 3.     Rule 13d-1(b) or Rule 13d-2(b) Information: Not Applicable

Item 4.     Ownership (at June 30, 2001)

            (a)  Amount Beneficially Owned: 276,655*

            (b)  Percent of Class: 2.9%

            (c)  Number of Shares as to which such person has:

                 (i)    sole power to vote or to direct the vote: 276,655*

                 (ii)   shared power to vote or to direct the vote: -0-

                 (iii) sole power to dispose of or to direct the disposition of: 275,678*

                 (iv) shared power to dispose of or to direct the disposition of: -0-

* Includes 2,741 and 213 shares held, respectively, through the company stock and PAYSOP funds of the Savings Plan as of June 30, 2001, with regard to which Mrs. Zimmerman has sole voting control. Mrs. Zimmerman does not have dispositive control with regard to 764 shares held in Company stock under the Savings Plan and the 213 shares held in the PAYSOP fund.
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Item 5.   Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control
          Person: Not Applicable.

Item 8.   Identification and Classification of Members of the Group:
          Not Applicable.

Item 9.   Notice of Dissolution of Group: Not Applicable.

Item 10.  Certification: Not Applicable.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      /s/  ALMA ZIMMERMAN
                                                      --------------------------
July 13, 2001                                         Alma Zimmerman